FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

Leading Brands, Makers of Neurogenesis® HappyWater®
Naturally Alkaline Lithia Water, concurs with a recent
New York Times article:

“Should We All Take a Bit of Lithium”
September 13, 2014

Vancouver, Canada, September 23, 2014, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, whole-heartedly endorses a recent New York Times article entitled “Should We all Take a Bit of Lithium” (http://www.nytimes.com/2014/09/14/opinion/sunday/should-we-all-take-a-bit-of-lithium.html?_r=0) which indicates that low doses of naturally occurring lithium, can have beneficial effects, including improved brain health and better mood.

Quoted in the article are several studies that formed the basis of Leading Brands’ inspiration for developing its’ Neurogenesis® HappyWater® brand, including the potential role of lithia in enhanced neuron growth.

A unique blend of Spring and Mineral waters, Neurogenesis® HappyWater® contains a combination of essential elements that contribute to the water’s perfect alkaline 7.4 pH:

Visit us at www.LiveHappyWater.com or on Facebook® at www.Facebook.com/LiveHappyWater or Twitter at @LiveHappyWater.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Better Ingredients | Better Brands™

 ©2014 Leading Brands, Inc.

This news release is available at www.LBIX.com
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